UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)

SPENDSMART NETWORKS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

84832P102
(CUSIP Number)

Alex Minicucci Chief Executive Officer 805 Aerovista Place, Suite 205 San Luis Obispo, CA 93401 Phone: (866) 497-6081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	848324208
1.	Names of Reporting Person: Alex Minicucci
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 4,143,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,143,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,143,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 25.6
14.	Type of Reporting Person (See Instructions): IN

* Based on 16,180,787 shares of Company Common Stock.

Item 1. Security and Issuer

This statement on Schedule 13D/A (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of SpendSmart Networks, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 805 Aerovista Place, Suite 205, San Luis Obispo, CA 93401.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 hereby is supplemented as follows:

On July 10, 2014, Alex Minicucci received a dividend of 260,500 shares of the Company Common Stock in an amount by virtue of his status as a shareholder of SMS Masterminds, Inc.

Item 5. Interest in Securities of the Issuer

Item 5 hereby is supplemented as follows:

(a) and (b)	As of July 11, 2014, the Reporting Person beneficially owns 4,143,000 shares of Common Stock, representing approximately 25.6% of the shares of Common Stock outstanding and has sole voting control over such shares.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby are incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2014

By:	/s/ Alex Minicucci
Name:	Alex Minicucci